UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, February 2024

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On February 6, 2024, Guardforce AI Co., Limited (the “Company”) entered into a Sale and Purchase Agreement (the “Purchase Agreement”), by and among the Company, Handshake Networking Limited (the “Target”), and three Hong Kong residents (the “Purchasers”), in which the Company sold 510 ordinary shares of the Target, representing 51% of the issued and outstanding share capital of the Target, to the Purchasers in exchange for (i) $510 Hong Kong dollars (approximately $65 U.S. dollars) and (ii) the cancellation of 1,091 ordinary shares of the Company beneficially owned by the Purchasers. As a result of this transaction, the Target ceased to be a subsidiary of the Company.

The Purchase Agreement stipulated that, among other things, (i) the Target shall pay off a loan (inclusive of principal in the amount of US$100,000.00 and accrued interest in the amount of US6,747.11 as of February 6, 2024) that the Target owes to the Company and (ii) the Purchasers shall enter into a cancellation agreement (the “Cancellation Agreement”) with the Company to cancel 1,091 ordinary shares of the Company beneficially owned by the Purchasers.

The summary of the Purchase Agreement and Cancellation Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the full text of the agreements, forms of which are attached to this Report on Form 6-K as Exhibit 10.1 and Exhibit 10.2 and incorporated by reference herein.

This report on Form 6-K is incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission (the “Commission”) on January 5, 2022; (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Commission on February 9, 2022; and (iii) the prospectus contained in the Company’s Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (SEC File No. 333-258054) declared effective by the Commission on June 14, 2022.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Sale and Purchase Agreement, by and among Guardforce AI Co., Limited, Handshake Networking Limited, and the Purchasers, dated February 6, 2024.
10.2	Cancellation Agreement, by and among Guardforce AI Co., Limited, and the Purchasers, dated February 6, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2024	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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